UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On May 16, 2017, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) issued a press release titled “Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2016”.  A copy of the press release is annexed to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 16, 2017	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Exhibit Index

Exhibit No.

Description of Exhibit

99.1

Press release, dated May 16, 2017, issued by Formula Systems (1985) Ltd. titled “Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2016”

Exhibit 99.1

PRESS RELEASE

Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2016

Or Yehuda, Israel, May 16, 2017 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products announced today that it had filed its annual report for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission.

The annual report, which contains the Company's audited consolidated financial statements, can be accessed on the SEC website at http://www.sec.gov/ as well as via the Company’s website in the Investor Relations section under Financial Reports.

These are the Company’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). The date of transition to IFRS is January 1, 2015. For periods up to and including the year ended December 31, 2015, the Company’s consolidated financial statements have been prepared in accordance with US GAAP. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2015 and the financial statements for the year ended December 31, 2015, is provided in note 21 to the consolidated financial statements.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.